Harbinger Capital Partners Tender Offer for Openwave Systems June 7, 2007 SM

Notices Access to Information About the Offer Notice The Offer described herein is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell Openwave common stock. The Offer is being made pursuant to a tender offer statement on Schedule TO filed by Harbinger with the Securities and Exchange Commission ("SEC") on May 22, 2007. The Schedule TO, including the Offer to Purchase and other related materials, as it may be amended from time to time, contains important information, including the various terms of, and conditions to, the Offer, that should be read carefully before any decision is made with respect to the Offer. These materials may be obtained free of charge by contacting the information agent for the Offer, MacKenzie Partners, Inc., at (212) 929-5500 (call collect) or (800) 322-2885 (toll-free), or at tenderoffer@mackenziepartners.com, or Thomas Weisel Partners LLC, Dealer Manager, at (212) 271-3593. In addition, all of these materials (and all materials filed by Openwave with the SEC) are available for free at the website maintained by the SEC at www.sec.gov. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares of Openwave common stock in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. In those jurisdictions where the applicable laws require that the Offer be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Harbinger by one or more registered brokers or dealers licensed under the laws of such jurisdiction. Forward Looking Statement Notice The information described herein includes, in addition to historical information, forward-looking statements. Forward- looking statements include statements that are predictive in nature, which depend upon or refer to future events or conditions, which include words such as "believes," "plans," "anticipates," "estimates," "expects", "intends", "seeks" or similar expressions. In addition, any statements concerning future financial performance, ongoing business strategies or prospects, and possible future actions, including with respect to Harbinger's strategy following completion of the Offer and its plans with respect to Openwave, are also forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and are subject to risks, uncertainties and assumptions about Openwave, economic and market factors and the industry in which Openwave does business, among other things. You should not place undue reliance on forward-looking statements, which are based on current expectations, since, while Harbinger believes the assumptions on which the forward-looking statements are based are reasonable, there can be no assurance that these forward-looking statements will prove accurate. These statements are not guarantees of future performance. Notice Related to Bridgeport Networks All statements made herein, including statements relating to the expected benefits of a merger between Openwave and BridgePort Networks, are made by Harbinger, and are the sole responsibility of Harbinger. References to "our" or "we" are references to Harbinger.

Agenda Background/Transaction Description Perspective on Openwave's Response to Tender Offer Benefits to Openwave Shareholders Illustrative Valuation Example Strategic Combination with BridgePort Strategic Rationale / Business Vision Conclusion / Next Steps

Background to the Tender Offer Harbinger Capital Partners SM (Harbinger) believes in the market opportunity for Openwave Currently, Harbinger is the second largest shareholder in Openwave Harbinger believes in the Openwave market opportunity, its technology and its enviable position with carrier customers However, like other shareholders, Harbinger is concerned by the current Management and Board's failure to execute over recent quarters and the Board's lack of oversight Harbinger believes that a change at both the Board and Management levels is critical to the Company's future Openwave's announcement on June 4, 2007 that its strategic review process has been unsuccessful further heightens our concern with the performance of the current Board and Management Harbinger has decided to act proactively to bring about change for all shareholders Offer to buy 49% of Openwave so that following consummation of the Offer and the proposed merger with Bridgeport, Harbinger will own just over 50% Not a "buyout" transaction

Transaction Summary Structure An affiliate of Harbinger is offering to acquire 40,389,560 shares of Openwave via a tender offer that would give it a 62%(1) ownership interest in Openwave (the "Offer"), just over 50% after the Bridgeport acquisition (fully-diluted) The Offer provides Openwave shareholders with an opportunity to: receive partial liquidity on their existing stake retain equity ownership in Openwave receive the excess cash at Openwave, and have a refocused Management and Board Harbinger will also recommend that Openwave acquire BridgePort Networks (Bridgeport) and appoint Mike Mulica, the CEO of Bridgeport, to head the combined company Consideration Harbinger will pay $8.30(2) a share for 40,389,560 shares, or approximately $335 million in the aggregate The Offer is not contingent on any financing Key Conditions to the Offer Minimum condition of 40,389,560 shares tendered Openwave's Board must redeem or cancel the poison pill Openwave's Board must act to cause §203 of the Delaware General Corporation Law not to restrict any business combination with Harbinger or its affiliates The members of Openwave's Board must resign and appoint Harbinger's nominees Assuming 82.7 million shares outstanding and 11.1 million shares already owned by Harbinger. Our tender price per share will be net of the amount of any dividend declared by the current Board before the closing of the Offer, and the tendering and non-tendering shareholders would receive the dividend under that declaration (e.g., the recently announced dividend of $1.20 would lower our net Offer price from $8.30 to $7.10, and tendering shareholders would receive the dividend.)

Perspective on Openwave's Response to Tender Offer Openwave filed a response to Harbinger's tender offer on June 4, 2007 Despite receiving no acceptable offers after almost a 3 month sale process, the Company recommended that shareholders reject Harbinger's tender offer This unsuccessful sale process was rife with rumors of strategic buyers and the stock declined 16% on announcement that the Company received no viable offers and would remain a standalone entity The Company also responded to our suggestions, announcing a $100 million dividend, headcount reductions and evaluation of non-core business divestitures, but rejected our Offer Based on in-bound calls we've received from multiple parties, we believe the Company did not strongly consider divestitures of non-core product lines during the recently ended sale process It is difficult to believe in Management's standalone plan given the Company's past performance and history of unfulfilled promises Management's "new" product strategy remains questionable from multiple perspectives and the lack of market, customer and product focus that plagued them before continues No mention of previously announced OPPS/ODP (Openwave Profiling and Personalization Systems / On-Device Portals) product rollouts which were touted as the high-growth revenue drivers just a few quarters ago

Mechanics of the Transaction Step 1: Harbinger buys shares representing 49% of Openwave for total consideration of approximately $335 million in cash (at $8.30(1) per share offer price) Represents approximately 40.4 million shares This will leave approximately 31.2 million outstanding as publicly traded common stock Step 2: Openwave issues approximately 4.9 million shares(2) to acquire Bridgeport via merger The merger will require the approval of Openwave's new Board Total merger consideration of approximately $45 million (at $8.30(1) per share Offer price) BridgePort stockholders will use proceeds from Openwave's dividend to purchase additional Openwave shares from Harbinger Pro Forma: Current Openwave shareholders will retain about 35%(3) of Openwave and will participate in any dividends declared by Openwave's new Board On a fully diluted basis(4), Harbinger anticipates that it will own approximately 50.1% of Openwave, and current shareholders will own 31.5% Our tender price per share will be net of the amount of any dividend declared by the current Board before the closing of the Offer, and the tendering and non-tendering shareholders would receive the dividend under that declaration (e.g., the recently announced dividend of $1.20 would lower our net Offer price from $8.30 to $7.10 and tendering shareholders would receive the dividend). Actual shares issued subject to adjustment based on potential changes to the tender price resulting from dividends declared by the Board prior to the closing of our tender. Assumes 100% of the outstanding shares are tendered (other than those already held by Harbinger). Assumes 11.5 million shares of employee options and restricted stock outstanding post-transaction.

Benefits to Openwave Shareholders Harbinger believes that the Offer is a unique opportunity for Openwave shareholders to receive cash upfront, while preserving the ability to participate in the potential upside by continuing to hold Openwave common stock If more than 49% of the outstanding shares are tendered, tendering shareholders will receive a pro rata share in cash and retain Openwave common stock If 100% (other than those already held by Harbinger) of the outstanding shares are tendered, shareholders will receive 56% of their consideration in cash, and the other 44% in the form of their existing common stock (based on 82.7 million shares outstanding and 71.6 million shares tendered) Harbinger believes the Offer presents an opportunity for shareholders to maximize the value of their Openwave stock by receiving cash upfront plus participating in potential upside in the equity Potential for future value to the common shareholders Pro rata share of an initial cash dividend, subject to approval by the new Board Pro rata share of any subsequent dividend accomplished via product portfolio rationalization review and divestiture of non-core product lines Pro rata share of any appreciation in Openwave's equity Post tender, Harbinger's economic goals and objectives are aligned with those of the other shareholders Following a successful tender, Harbinger and all remaining Openwave shareholders would hold the same security and receive similar returns on a pro rata basis

Notice THE EXAMPLES OF POTENTIAL VALUATION DETAILED ON THE FOLLOWING PAGES ARE FOR ILLUSTRATIVE PURPOSES ONLY AND ARE NOT, AND SHOULD NOT BE PERCEIVED AS, A PREDICTION OR GUARANTEE OF FUTURE VALUATION. STOCKHOLDERS SHOULD NOT RELY ON THESE INDICATIVE VALUATIONS IN CONSIDERING WHETHER TO TENDER INTO THE TENDER OFFER AND SHOULD MAKE THEIR OWN DETERMINATIONS OF POTENTIAL VALUATIONS. THE ILLUSTRATIVE VALUATIONS ARE BASED ON THE ASSUMPTIONS INDICATED, WHICH ARE BELIEVED TO BE REASONABLE AS OF THE DATE OF THIS PRESENTATION. THE ILLUSTRATIVE VALUATIONS ARE FORWARD-LOOKING STATEMENTS SUBJECT TO THE FORWARD LOOKING STATEMENT NOTICE AT THE FRONT OF THIS PRESENTATION. SPECIFIC RISKS THAT THE ILLUSTRATIVE VALUATIONS WILL NOT BE ACHIEVED, INCLUDE: THE INABILITY TO EFFECT, OR NET VALUE RECEIVED FOR, ASSET SALES; THE UNAVAILABILITY OF SUFFICIENT FUNDS TO DECLARE THE INDICATED DIVIDENDS; THE INABILITY TO ACHIEVE THE ASSUMED FINANCIAL AND OPERATIONAL RIGHTSIZING; CHANGES IN THE MARKET DEMAND FOR OPENWAVE'S PRODUCTS; INABILITY OR DELAY IN THE INTEGRATION OF THE BRIDGEPORT ACQUISITION; AND CHANGES IN MARKET VALUATION METRICS APPLICABLE TO OPENWAVE AFTER THE TENDER OFFER. ACCORDINGLY, THERE CAN BE NO ASSURANCE THAT THE ASSUMPTIONS MADE WILL PROVE ACCURATE. ACTUAL VALUATIONS MAY BE MATERIALLY GREATER OR LESSER THEN THE INDICATIVE VALUATIONS.

Impact Per Share of the Harbinger Common Stock Tender Step 1: An affiliate of Harbinger buys approximately 40.4 million shares at $8.30 per share Assuming 100% of shareholders tender, each would receive 56% in cash upfront, with the remaining 44% of their investment remaining outstanding as Openwave common stock (1) Step 2: New Board will assess declaring an initial dividend of up to $150 million (2) Approximately $1.71 per share All else being equal, the market value of Openwave common stock, ex-dividend, would be approximately $6.59 per share ($8.30-$1.71) Step 3: Immediately conduct a broad product portfolio rationalization review and divest non-core divisions, and declare a dividend with the proceeds Assuming up to $200 million raised from sales of non-core assets - translates to approximately $2.28 per share in dividends (3) All else being equal, the common stock market value, ex-dividend, would be approximately $4.31 per share ($6.59- $2.28) (1) Our tender price per share will be net of the amount of any dividend declared by the current Board before the closing of the Offer, and the tendering and non-tendering shareholders would receive the dividend under that declaration (e.g., the recently announced dividend of $1.20 would lower our net Offer price from $8.30 to $7.10 and tendering shareholders would receive the dividend). (2) Dividend amount includes $100 million dividend declared by Openwave and assumption is based on Openwave's current cash position and analysis of cash needs going forward. Assumes 87.6 million shares outstanding (including shares issued for the Bridgeport acquisition). (3) Assumes potential divestiture of Musiwave and other businesses, valuations based on recent transaction multiples.

Impact Per Share of the Harbinger Common Stock Tender, cont'd. Step 4: Assuming an enterprise value of $875 million - $1.225 billion upon exit (4) Assumes exit multiple of 2.5x to 3.5x revenue of 2009E $350 million (5), as the business regains profitability and revenue growth (in-line with recent comparable transactions) Results in approximate common stock valuation of $9.00 to $12.50 per share (un-discounted) Represents potential increase of approximately 2.0x - 3.0x for the common stock from the $4.31 level if this enterprise value is achieved Of course this is a highly uncertain outcome and for example, if enterprise value were to deteriorate to zero the common shares would have no further value and shareholders would have only received the pro-rated upfront tender payment and any dividends paid - based on the previous assumptions this would represent a total value to shareholders of up to $6.40. Our tender price per share will be net of the amount of any dividend declared by the current Board before the closing of the Offer, and the tendering and non-tendering shareholders would receive the dividend under that declaration (e.g., the recently announced dividend of $1.20 would lower our net Offer price from $8.30 to $7.10 and tendering shareholders would receive the dividend). Dividend amount includes $100 million dividend declared by Openwave and assumption is based on Openwave's current cash position and analysis of cash needs going forward. Assumes 87.6 million shares outstanding (including shares issued for the Bridgeport acquisition). Assumes potential divestiture of Musiwave and 1-2 other businesses, valuations based on recent transaction multiples - see Appendix. Assumed exit multiples of 2.5x-3.5x based on recent transaction multiples and public comparables - see Appendix. 2009 revenue assumes 2007E-2009E CAGR of approximately 26%, pro forma for revenue loss from divestitures of approximately $100 million. Assumed pro forma 2007E revenue of $219 million (consensus estimate from CapitalIQ of $319 million less $100 million lost from divestitures). $6.40

Impact of Harbinger Offer to an Owner of 100 Shares A holder of 100 shares at $8.30 per share has $830.00 invested Assuming 100% of shareholders tender, all holders are pro rated and this holder sells approximately 56 shares to Harbinger Assuming Harbinger pays $8.30 for each of these shares, this holder would receive cash of approximately $465.00 ($8.30 per share*56 shares) Holder would have 44 remaining shares post-tender, at a price of $8.30, assuming all else remains constant Holder has a remaining investment of $365.00 ($830.00-$465.00) Assuming dividend of $150 million (1) is declared, this holder would receive another $75.00 ($150 million/87.6 million shares=$1.71; $1.71 per share dividend*44 shares=$75.00) Holder would receive $1.71 per share still owned All else remaining constant, shares would have a price of $8.30 per share less the $1.71 dividend or $6.59 ex-dividend ($578 million total enterprise value) This holder's remaining investment is now $290.00 ($830.00-$465.00-$75.00) Assuming further dividends from divestitures of $200 million, this holder would receive another $100.00 ($200 million/87.6 million shares; $2.28 per share dividend*44 shares=$100.00) Holder would receive $2.28 per share still owned All else remaining constant, the shares would have a price of $6.59 per share less the $2.28 dividend or $4.31 ex-dividend ($377 million total enterprise value) This holder's remaining investment is $190.00 ($830.00-$465.00-$75.00-$200.00) This $377 million total enterprise value would be consistent with a valuation of 1.7x pro forma FY 2007E revenue of $219 million (pro forma for potential divestitures) Our tender price per share will be net of the amount of any dividend declared by the current Board before the closing of the Offer, and the tendering and non-tendering shareholders would receive the dividend under that declaration (e.g., the recently announced dividend of $1.20 would lower our net Offer price from $8.30 to $7.10 and tendering shareholders would receive the dividend). Assumed pro forma 2007E revenue of $219 million (consensus estimate from CapitalIQ of $319 million less $100 million lost from divestitures).

+137% +31% Impact of Harbinger Offer to an Owner of 100 Shares, cont'd. The common stock value over time will depend on, among other things, the performance of the business under the new Board and Management Assume it is possible for the shares to ultimately be valued, for example, at 3x revenue of $333 million, or an enterprise value of $1 billion This holder then would own shares worth $450.00 ($1.0 billion/98 million FD shares=$10.20; $10.20 per share*44 shares=$450.00) Holder would own shares worth $10.20 per share, or approximately 2.4x post-dividend valuation of $4.31 Total proceeds to holder of approximately $1,090.00 ($465.00+$75.00+$100.00+$450.00) or $10.90 per original 100 shares owned - this example demonstrates approximately 30% upside from tender price of $8.30 Furthermore, using these assumptions, upfront consideration and dividends from cash on hand and divestitures would total approximately $640 or 59% of value Of course this is a highly uncertain outcome and for example, if enterprise value were to deteriorate to zero the common shares would have no further value and shareholders would have only received the pro-rated upfront tender payment and any dividends paid - based on the previous assumptions this would represent a total value to shareholders of up to $6.40. Illustrative Equity Investment Illustrative Per Share Price 56 Shares 44 Shares 56 Shares 44 Shares 44 Shares 44 Shares

What if fewer than 100% of Shareholders Tender? If fewer than 100% of shareholders tender, then each tendering shareholder would get pro-rated to a lesser extent This would result in each tendering shareholder receiving more upfront cash and retaining less common equity In addition, each non-tendering shareholder would receive no cash upfront and would keep 100% of their common equity Although there will be fewer shares outstanding, i.e., a decreased float, tendering shareholders wanting to increase their common equity position can use the cash they receive to buy more shares in the market We believe the potential returns from our proposal are superior to the "status quo" Therefore we encourage all shareholders to participate in the tender in order to send a clear message to the Board and Management of Openwave Based on valuation analysis laid out on page 9, see Appendix for further sensitivities on percentage of shares tendered. $3.99

Overview of BridgePort Summary Leader in MobileVoIP Convergence Solutions for Service Providers Founded in 2001; headquarted in Chicago, IL Primary investors: Polaris Ventures, General Catalyst, TD Capital 41 Employees (30 Engineering) Indirect sales through channel partners Core Product: NomadicONE / MobileSTICK Live network deployments at multiple operators Leadership Mike Mulica, CEO Previously VP of Customer Operations (and Sales) for Openwave from 1999 to 2003. During Mike's tenure, Openwave's revenue increased from a $230mm run rate in Q4'00 to a run rate of $600mm in Q4'01 Relationship with Openwave Openwave is BridgePort's most significant business partner BridgePort is the exclusive licensee to key patents from Openwave The two currently jointly sell a converged messaging product

Long Term Technology Advantage A convergence solution such as MobileSTICK, or MobileSTICK integrated with Rich Mail, is complex as it combines voice, data, as well as mobile and internet protocols. The combined entity will use the current time to market advantage that exists to build sustainable market leadership and significant market share. BridgePort is already a licensee of early IPR from OPWV in the area of convergence. The combined IPR portfolio of the two companies, early entrance and insights to the market and ongoing IPR efforts will provide long term technology advantage. As standards based solutions are deployed with operators these will likely be extended and customized as the combined entity keeps innovating in the areas of convergence and adaptive messaging. Technology leadership will be sustained by extending standards with proprietary extension and then contributing these to the standards bodies. Long Term Technology Advantage Time Advantage Intellectual Property Rights (IPR) Advantage Standards Advantage

Strategic Rationale - Vision for the Openwave and Bridgeport Future SIP Mobile and PC A unique combination of Mobile and Internet Products, Technologies and Expertise Voice and Data Complementary portfolios of voice (Bridgeport) and data (OPWV) products that will result in new rich converged applications Internet/ WiFi GSM/CDMA SS7 MAP/IS41 Service Everywhere! Applications Everywhere! Internet Applications Mobile Applications Client and Server The combined entity will have both client and server based products to provide compelling end-to-end converged solutions Products Everywhere! BridgePort Networks Openwave Mobile Applications

Expanded Customer and Partner Benefits Operator Customers Brings together voice and data infrastructure Voice Messaging Insert through key messaging applications such as: Click-to-Call, converged MMS (PC or mobile, single ID) Current Openwave customers can add voice services to their data and multimedia applications Combined solution will provide pre-IMS applications today with a roadmap to IMS Partners Combined product portfolio can be leveraged into partner offerings Enables partners to sell new applications based on Openwave platforms Offer is applicable to mobile operators, fixed-line operators, and converged operators

Revitalize & Refocus Categorize product portfolio into core and non-core areas Core areas include messaging and key infrastructure that lend themselves to Converged Services Non-core areas will be reviewed upon successful Tender Offer and Openwave's acquisition of BridgePort BridgePort has consulted with David Hose, previously Openwave's Chief Development Officer, to help guide the combined entity (upon successful TO / acquisition) Realign cash operating expenses based on focused revenue mix and growth Leverage current products that offer immediate synergies into new market opportunities Focus R&D spending on core pipeline technologies Spend across applications and services including Converged Services and eventually IMS applications Focus sales execution Focus on Openwave messaging customers and joint customers

Employees are Key to the Future Employees of Openwave and BridgePort are the most critical component to success This is a unique opportunity to bring together the best and brightest people to deliver an impressive suite of applications targeted to the converged services market Openwave and BridgePort employees have an opportunity to be part of this exciting new chapter in Openwave's history

Conclusion Harbinger believes that for us and our fellow shareholders it is time for real change at the Openwave Board Harbinger believes that in Bridgeport and Mike Mulica and his team, we have identified a real opportunity to turn Openwave around You will hear from us again in the next week or two when we announce our new proposed Board and as we clear various conditions of our Offer which are within our control However, some of the conditions are within the control of the existing Board so we need all shareholders to send a clear message to the Board by tendering into our Offer We structured our Offer to allow all shareholders to continue to participate in the long term prospects of Openwave led by this new Board and Management; so long as all shareholders tender they will all be pro rated and continue to be shareholders with Harbinger We believe that if we achieve a large participation by shareholders it will send a message to the Board that they should resign and allow the tender to close Therefore we encourage all shareholders to tender as soon as possible Now we will open the call to questions

Appendix - Trading Analysis of Comparable Companies Source: SEC filings, First Call. Note: Enterprise value defined as equity value plus debt plus preferred stock less cash and cash equivalents. (1) Pro forma for special dividend of $6.30 per share.

Appendix - Comparable Transactions Includes earnout of $16 million. Includes earnout of $18 million which was not subsequently achieved. Forward revenue estimate by company of $50-$55 million was at time of acquisition. Note: Enterprise value defined as equity value plus debt plus preferred stock less cash and cash equivalents. Note: LTM defined as last twelve months prior to announcement of acquisition. NTM defined as next twelve months following announcement of acquisition. Source: SEC filings, Wall Street research.

Appendix - Impact of Various Tender Levels Based on valuation analysis laid out on page 9.

HARBINGER CAPITAL PARTNERS, #3743939
Tender Offer for Openwave Shares
June 7, 2007, 3:00 p.m., ET

Operator	Good afternoon, ladies and gentlemen, and thank you for standing by. Welcome to Harbinger Capital Partners conference and webcast to discuss the tender offer for Openwave System, Inc., shares. This call is being recorded.

I will now pass the call over to the speakers. Please go ahead, sir.

H. Kagan	Thank you for attending this conference call today. This is Howard Kagan of Harbinger Capital Partners. I want to remind everyone that materials for the call are available to download on www.dealdetail.com. If you have any problems accessing these materials or asking questions during the Q&A, please contact John Dooley from Taylor Rafferty at 212-889-4350.

Before I begin I want to remind everyone that this presentation is subject to the notices regarding Access Information, forward looking statements and BridgePort Networks contained on page 1 of the Power Point presentation made available on that website in connection with this call.

The information in this presentation does not constitute an offer to purchase or a solicitation of offer to sell Openwave common stock.

Please turn to the second slide, slide 2. I’m here to discuss the offer by Harbinger Capital Partners through one of its affiliates to purchase approximately 40.4 million shares of Openwave. Please note that much of this information is included in the tender offer documents including the offer to purchase to be filed with the SEC.

On the call today I have with me Mike Mulica, CEO of BridgePort Networks. Harbinger intends to cover 5 areas today listed on this first slide with input from Mike Mulica on certain matters. I will speak first for about 15 minutes followed by Mike for about 15 minutes and then there will be an opportunity for questions at the conclusion of the prepared remarks.

Turning to slide 3, the background of the tender offer. Harbinger Capital Partners is a $7.5 billion fund based in New York and is currently the second largest shareholder in Openwave.

We believe in the market opportunity for Openwave products, its technology and its enviable position with carrier customers. However, like other shareholders, Harbinger is concerned by the current management and Board’s failure to properly address the management and industry challenges over recent quarters and the Board’s failure to seat the director receiving 57% of the vote and now its failure to complete a sale of the company.

Openwave’s announcement on June 4th that its strategic review process had been unsuccessful further heightens our concern with the performance of the

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current board and management. I want to briefly clarify what our involvement was in that process.

Harbinger intended to participate as a buyer but wanted to retain its ability to promptly communicate with fellow shareholders if Openwave rejected what we thought was an attractive offer. The Board would not let us communicate this information to shareholders until August which we thought was too long to wait given the company’s recent performance trend. Therefore, we chose instead to go directly to the shareholders through this tender.

As a result of our concern regarding the company’s inability to execute, Harbinger decided to act proactively to help shareholders bring about change in Openwave. Our offer is to buy 49% of the outstanding shares of Openwave. Harbinger does not view this though as a buy out, but rather a recapitalization in an effort to ensure that existing shareholders can retain their ownership while openly reestablishes its position as an industry leader.

This is an opportunity to implement change at both the Board and management level which we feel is needed to create significant value for all stakeholders in Openwave.

Please turn to slide 4, transaction summary. Harbinger is offering to acquire approximately 40.4 million shares of Openwave for $8.30 per share which represents 49% of the total shares outstanding. This will give Harbinger a 62% ownership interest in Openwave which would then fall to about 51% proforma for the maximum possible dilution from the BridgePort merger we’ll describe shortly and approximate amount of employee options.

Our intent in targeting this number of shares is to attain a minimum 51% fully diluted stake in Openwave going forward to reflect the significant capital we are investing and our desire to affect positive change for all shareholders.

We believe our offer accomplishes several important goals for shareholders. First, it allows shareholders to receive partial liquidity on their existing stake. Second, shareholders will be able to retain equity ownership in Openwave if, as we hope, most shareholders tender. Third, we intend to return excess cash to shareholders via dividends from existing cash from potential asset sales when those are approved by the new board.

Finally, we believe Openwave will be able to achieve its potential by having a new board of directors and management team.

If the transaction is successful, Harbinger is recommending that the new Openwave board go forward with an acquisition of BridgePort Networks and appoint Mike Mulica, the CEO of BridgePort, to head the combined entity. Mike will provide more background on BridgePort and his professional experience shortly.

This offer is not contingent on financing. Harbinger will provide 100% of the funds. If, as we hope, most shareholders tender, then all tendering shareholders will receive a pro rata share of cash and retain a pro rata share

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of their stock. In a moment we’ll provide additional details on the exact transaction mechanics as well as an example of how an investor might potentially value their remaining common shares in Openwave giving effect to this tender.

Harbinger’s offer has several conditions including a minimum amount of shares being tendered by an Openwave Board of Directors, redeeming or cancelling the poison pill, waiving provisions of Delaware Section 203 and the Board resigning and appointing Harbinger’s nominees who we plan on introducing to you, the shareholders, in the next few weeks.

The next slide is titled “Perspective on Openwave’s Response to the Tender Offer.” Openwave filed a response to our tender offer earlier this week. Despite no acceptable offers being received after almost a 3 month sale process, the company advised shareholders to reject our $8.30 tender offer.

The sale process was rife with rumors regarding potential strategic buyers and on announcement of their response that the company would continue as a standalone entity, the stock declined almost 16%. On a positive note, the company did take into account some of the suggestions we’ve been making since the late part of last year including the recent suggestion in our tender document regarding a large dividend by declaring a $100 million dividend, reducing headcount and evaluating divestitures of noncore businesses.

On this last point, it’s important to note that we received several calls from strategic investors during the sale process which lead us to believe that the company did not seriously consider divestitures of noncore product lines during the recently ended process, exclusively talking to buyers about simply buying the entire company.

It is difficult for us to believe in management’s stand alone plan given the company’s history of over promising and under delivering. The new product strategy they lay out in their response seems questionable to us from many perspectives and the company made no mention of some of its highly touted products such OPPS and ODP which it claims would drive further revenue growth just a few quarters ago at its analyst day.

Now onto the mechanics of our transaction, the next slide. Let me describe the tender mechanics.

If we’re successful, we would acquire 40.4 million shares in the tender leaving outstanding 31.2 million shares which we expect would continue to be publicly traded. Following the successful tender offer, we recommend that the new Openwave Board approve the acquisition of BridgePort for $45 million. Openwave would issue approximately 4.9 million shares of stock to acquire BridgePort valued at $8.30.

For the purposes of this analysis, we would also assume an options and restricted stock pool of about 12 million shares for employees. Following the transaction, on a fully diluted basis therefore, Harbinger would own approximately 51% of the company. Current Openwave shareholders would retain 32% and new BridgePort shareholders would own 7% with employees owning the rest.

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All shareholders would participate in future dividends from the company to the extent they’re declared by the new board after this tender is closed.

Please turn to the next slide which is titled “Benefits to Openwave Shareholders.” Harbinger believes that this offer is a unique opportunity for shareholders to receive cash upfront while preserving the ability to participate in the potential upside in the stock by continuing to hold Openwave common. Specifically, if more than 49% of the outstanding shares are tendered which we hope, tendering shareholders will receive a pro rata share in cash and retain Openwave stock.

For example, if 100% of the outstanding shares are tendered other than those owned by Harbinger, shareholders will receive 56% of their consideration in cash and will retain the other 44% in existing common. We believe the offer presents an opportunity for shareholders to maximize their returns by receiving cash upfront plus participating in potential upside in the equity.

After the transaction closes, Harbinger’s economic goals and objectives as a shareholder are completely aligned with those of our other shareholders. Harbinger believes there are additional opportunities to potentially return additional capital to all holders of the common equity including an initial cash dividend of up to $150 million from existing cash which would include at this point the $100 million dividend the company just declared as well as subsequent dividends which could be accomplished we believe by a product portfolio rationalization review by the new board and a decision to potentially divest noncore product lines and dividend the proceeds.

The potential share price depreciation that could be accomplished by a right sizing and restructuring of the business is the last source of value that we believe shareholders will see.

As I said, post tender, Harbinger’s goals and objectives are completely aligned with those of the other shareholders and following a successful tender, Harbinger and all remaining Openwave shareholders would hold the same common stock security and receive similar returns on a pro rata basis.

Now please turn to the disclaimer on slide 8 because we’re now going to discuss how a typical stockholder might potentially think about the value of our offer and I want to remind everyone that the illustrations of valuation on the following pages are really just that. They’re illustrations and estimates and of course are not guarantees of any future estimate of value. Please refer to the more complete description of this point including the various assumptions we necessarily must make on page 8 of the slide presentation which is entitled “Notice.”

When you’re finished reading that page, please follow with me to the next page, “Impact Per Share of the Harbinger Common Stock Tender.”

As I said before, we do not view this as a buyout but instead hope that 100% of the shareholders tender and that each shareholder retains a significant

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portion of their common equity in Openwave. I’d like to now walk through an example of how an investor might analyze the various components of value that we believe are part of the offer. This example is based on the $8.30 offer price.

In the first step, if we assume that 100% of the non-Harbinger stockholders tender, on a pro rata basis each shareholder will receive 56% of their position in cash and the remaining 40% of their position continuing to be held as stock. The next step, immediately following the tender we expect the new board will evaluate distributing up to $150 million of excess cash currently on the balance sheet as a one time dividend. This would translate into about $1.71 per share.

Please note this $150 million would include the $100 million dividend announced by Openwave this week. Therefore, the new board would be evaluating an additional $50 million.

The next step would be that the Board would immediately conduct a broad review of the company’s lines of business and potentially would divest noncore divisions and would evaluate declaring an additional dividend with excess proceeds. If we make the assumption that $200 million in excess proceeds would be dividended from these sales, that translates into an approximate $2.28 dividend.

The next step would go to the value of the remaining common stock stockholders would continue to own. This value of course will depend on whether the new board and new management of Openwave led by Mike Mulica can grow revenue and return the company to profitability. For illustrative purposes only, if we assume that the company returns to a level of $350 million in annual revenue and is valued in a range of 2.5 to 3.5 times revenue, that this would imply a value of about $9.00 to $12.50 per common share after giving effect to those earlier dividends.

This example is meant to show why focusing solely on our $8.30 tender price doesn’t take into account the potential value creation available to all shareholders if, as we hope, 100% tender into our offer and all shareholders retain their interest in their common stock. The table at the bottom of this slide provides our illustration of the steps I just laid out and the potential value given all these assumptions that might accrue to tendering shareholders in our offer.

Now please turn to the next page because to further illustrate the results of our offer, I want to walk through a hypothetical example of a current stockholder holding 100 shares of Openwave stock.

Assume that a holder of 100 shares at $8.30 a share has $830 invested. Assuming all shareholders tender, this holder would be pro rated and approximately 56 shares would be sold to Harbinger. Assuming they receive $8.30 for each share, they would receive cash of approximately $465. This holder would then have 44 remaining shares post tender which would be valued at a price of $8.30 all else remaining constant. The remaining investment held by this holder is now $365.

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Next, assuming a dividend of $150 million is declared by the new board, this holder would receive another $75. Again this would be inclusive of the dividend declared by the current Board of $100 million so the additional dividend declared by the new board would only be $50. The result is the same.

This would be a dividend of $1.71 per share that is still owned by the stockholder.

All else remaining constant, the ex-dividend shares should be valued at $6.59, corresponding to a $578 million enterprise value. This holder’s remaining investment would now be $290.

Assuming a further dividend from divesture is decided upon by the new board, and that amount is assumed to be $200 million, then this holder would then receive another $100 or $2.28 per share still owned. All else remaining constant, proforma for all dividends, the common equity would then be valued at $4.31 a share corresponding to $377 million in enterprise value. This $377 million total enterprise value remaining would be consistent with a valuation of about 1.7 times fiscal year ‘07 revenue of $219 million proforma for some assumed divestures. We give more details on those divestures in the appendices. The remaining investment would amount to $190.

The next slide continues this example. For illustrative purposes only, assuming an ultimate value of about a billion dollars, or 3 times revenue of $333 million achieved by the new management team, this holder would own shares worth $450 or worth $10.20 per share which is approximately 2.4 times the post dividend valuation of the stock at the $4.31 level we previously discussed at the end of the last slide.

Therefore, proceeds to the holder would total approximately $1,090 or $10.90 per original 100 shares owned. This example demonstrates approximately a 30% upside from the tender price of $8.30.

Furthermore, the upfront portion of consideration and the dividends that we’re assuming which would total approximately $640 million of these proceeds are about 60% of the total value received, representing the amount that the shareholders are taking off the table at the front end.

Of course this example is a highly uncertain outcome based on continued ownership of the common and if the enterprise value, for example, were to deteriorate to zero, shareholders who have only received the value of the upfront tender payment and the dividend which as I stated earlier amounts to about $6.40 a share, about 60% of the total value.

This example is illustrated at the bottom of this slide with the red sections representing the continued investment in common equity, clearly the riskiest portion of this analysis.

Please turn to the next page. I want to illustrate for a moment the scenario in which less than 100% of shareholders tender into our offer which is really not our preferred outcome.

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Such an outcome would result in each tendering shareholder receiving more upfront cash and less common equity while non-tendering shareholders would receive no cash and keep 100% of their common equity.

For example, if we assume that only 80% of non-Harbinger owned shares tender, then each tendering shareholder would receive $5.85 upfront versus $4.65 where all shareholders have tendered in the previous example. Subsequently they would have less of a participation in the dividends and potential value appreciation or decline in the common equity going forward. Non-tendering shareholders would receive no upfront cash but would retain more upside from the common stock.

However we believe all shareholders should tender or the Board may resist allowing the tender to close at all. The returns for all non-Harbinger shareholders are shared pro rata if 100% of shareholders participate in the tender and keep in mind that with significant hold outs we are concerned the Board may not permit the tender to close.

We firmly believe that the potential return of our offer, assuming a 100% tender, is superior to the potential of the company continuing to be led by the current management and board and we think it is extremely important for all shareholders to tender so that we are in a scenario described on the previous slide.

Now I’d like to turn it over to Mike Mulica who will provide a little more detail on BridgePort and the strategic rationale for a combination with Openwave.

First, let me tell you why we believe at Harbinger that Mike brings the right skillset and background to this situation. He’s currently CEO of BridgePort, a technology company backed by top tier venture capital firms which is a leader in converged services for telecommunications.

Prior to BridgePort, Mike was a senior vice president of customer operations for Openwave from ‘99 to 2003. He was responsible for growing Openwave revenue to almost $600 million in runrate by Q4 of 2001. He has over 20 years of experience in software and technology with extensive experience building enterprise value within the telecommunications sector.

We at Harbinger believe that he is uniquely qualified to lead a turnaround and rebuilding of Openwave which as shareholders we believe is badly needed.

Now let me hand it over to Mike Mulica.

M. Mulica	Thank you, Howard. I want to start today by giving a bit of background on BridgePort Networks so if everyone could turn to slide #14, overview of BridgePort.

BridgePort is a Chicago based telecommunications company founded in

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2001. To date we’ve raised $51 million to build new software in the converged services category which includes fixed to mobile convergence and mobile VoIP.

Our lead investors are Polaris Ventures, Gen Catalyst and CD Capital. We have a total 41 employees, most of which are in engineering.

Our core product is called NomadicONE which is a server in the operator’s network that creates transparency of services between the mobile network and the internet. This allows for voice and data traffic to work seamlessly across mobile phone and broadband IP devices such as a PC or a WiFi cellular converged phone.

Our core solution is MobileSTICK which is a solution that leverages a USBT which an embedded SIM card which effectively turns your PC into a mobile device for making voice calls, sending and receiving text and multimedia messages and integrating other data services from your service provider. All this happens via a secure connection to your mobile service provider, leveraging your PC and its internet connection.

It extends mobile capabilities onto your desktop and adds value to the operator’s mobile services by having them available on your PC.

BridgePort network sells indirectly through a variety of partners with multiple live network deployments completed worldwide.

I’d now like to discuss BridgePort’s current relationship with Openwave. Openwave is BridgePort’s most significant business partner for converged services that include innovative Click-to-Call applications for Openwave Bridge’s Mail products. This was demonstrated at 3GSM in February and was positively received by many operator customers. Openwave sales people are out selling the combined Openwave and BridgePort converged messaging product to operators today.

BridgePort is also the exclusive licensee of key patents from Openwave and has added to the IP portfolio of Openwave patents.

Now flipping to the next slide, “Long Term Technology Advantages.” I’d like to now discuss the long term advantages of a BridgePort and Openwave combination.

The first one is a time advantage. Both companies have disparate yet complementary applications that may be immediately leveraged into a potentially huge market leadership position for voice, data and messaging converged services.

BridgePort’s MobileSTICK solution can be combined and sold with Openwave’s mobile messaging and Bridge Mail products. In addition, we believe that by extending mobile services to the PC with MobileSTICK, many of Openwave’s existing products will gain new traction and new value for us for their existing operator customers.

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Another advantage relates to the intellectual property position we hold. As I have already briefly mentioned, BridgePort leverages patents from Openwave early in our history. BridgePort has built significant intellectual property around those patents and on top of the Openwave patents to create a strong position for converged services and IMS/ITR.

We also believe there will be a standards advantage. The proposed combined entity will leverage standard based technologies and build proprietary technologies to create a competitive advantage. Some proprietary extensions may be submitted to standards bodies to create solution influence across the market for the combined company. Openwave has always been and will continue to be a leader in setting mobile standards.

Moving on to the next slide, “Strategic Rationale.” There are 3 key reasons while the combination of Openwave and BridgePort makes great strategic sense. First, it allows for the converged convergence of mobile voice and data offerings with the PC. The proposed company will provide a unique combination of mobile and internet products, technologies and expertise focused on applications that enable services across multiple customer endpoints including mobile phones and PCs.

Secondly, voice and data. The complementary software portfolio of voice from BridgePort and data from Openwave will result in new, rich converged services enabling applications everywhere and operator voice and data services are extended and more valuable when accessible from multiple places in a seamless fashion.

Next, end-to-end solutions. The combined entity will deliver a dynamic set of applications to provide compelling end-to-end converged solutions. By leveraging Openwave’s ability to build and deliver dynamic mobile applications to a device and both company’s service infrastructure, the combined entity will offer operators an unrivaled capability to deliver compelling mobile applications to their customers.

In summary, on its own, BridgePort can provide basic services such as voice and MMS but when combined with Openwave’s numerous additional capabilities we can offer compelling solutions leveraging Openwave’s assets and incumbencies at numerous operators.

BridgePort’s voice and real time communications capabilities are very compelling to Openwave data solutions. The combination will enhance and differentiate BridgePort and Openwave’s current products and the combined entity will have products and capabilities that address voice, data and messaging needs of operators.

Moving on to slide 17. We believe the customer and partner benefits from the combination are compelling. For our operator customers, it brings together voice and data infrastructure enabling a unique mix of voice and messaging applications across mobile devices and PCs to differentiate their offerings and help them defend against encroaching internet services.

We believe the operators will see increased service usage through key

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messaging applications such as Click-to-Call and converged MMS. They can add voice services to their data and multimedia applications, leveraging their current investment in existing products.

In addition over the long term, operators are transitioning to a new technology infrastructure called IP multimedia subsystem or IMS. The deployment of this has been slow due to lack of compelling applications. We believe our combined solution will provide the applications not only in pre-IMS environment today but also provide a roadmap IMS in the future, ensuring the applications work after major upgrades are completed to the networks.

For our partners, the combined product portfolio can be leveraged into their offerings enabling end-to-end applications integrated into their product and service offerings. Partners can sell new applications based on platforms leveraged by their own converged service solutions. Our offerings would be applicable to mobile operators, fixed line operators, converged operators, increasing the partner’s market opportunity.

Let’s move on to slide 18 — revitalize and refocus. Our plan for Openwave is to revitalize and refocus the business. We plan to evaluate the product portfolio and separate it into core and noncore areas. The core areas include messaging and key infrastructure that lends itself to converged services to address this burgeoning new market. Noncore areas will be reviewed for strategic alternatives as Howard suggested earlier.

BridgePort has enlisted David Hose, previously Openwave’s chief development officer to lead a strategic advisory board to provide recommendations regarding products and services. This is contingent upon the successful tender offer and acquisition of BridgePort.

We plan to realign cash operating expenses with a more focused revenue mix towards license growth. We will leverage current Openwave products that offer immediate synergies to add new market opportunities with the joint BridgePort and Openwave product offerings.

We’ll focus R&D spending in core pipeline technologies including converged services and eventually IMS applications that represent greater market potential for Openwave.

We’ll focus sales execution by concentrating on Openwave’s messaging customers and joint mobile customers that the combined product offering immediately addresses.

Next slide, slide 19 — Employees, The Key to Our Future. Employees of BridgePort and Openwave are the most critical components to our success. Openwave and BridgePort employees have a unique opportunity to bring together the best and brightest people to deliver an unbelievable suite of applications targeted at the converged services market. They have an opportunity to be a part of this exciting new chapter in Openwave’s history.

On that note, let me hand it back to Howard but before I do, I want to extend

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an invitation to those of you who are in the Redwood City area. I’m actually doing this webcast from the Soffitel Hotel in Redwood City and at 5:30 we’ll hold a cocktail reception for those of you who would like to ask questions about our plans and if you haven’t met me, meet me and if you have met me, come and see me again.

Back to Howard.

H. Kagan	Thanks, Mike. I hope all shareholders will share our enthusiasm for the combination of Openwave and BridgePort led by Mike Mulica as CEO.

Turning to the last slide entitled conclusion. Harbinger believes that for us and our fellow shareholders it is time for real change to the Openwave Board and that that change needs to occur very soon in order to protect our investment.

Harbinger believes that in BridgePort and Mike Mulica we have identified a real opportunity to turn around Openwave. You will hear from us again in the next week or two when we announce the proposed new board members and as we clear various conditions of our tender offer which are within our control.

However, please remember that some of the conditions to our offer are within the control of the existing Board of Directors so we need all shareholders to send a clear message to the Board by tendering all of their shares into our offer.

Let me emphasize that we structured our offer to allow all shareholders to continue to participate in the long term prospects of Openwave led by this new board and management team. As long as all shareholders tender, they will all be pro rated and all will continue to be shareholders along with Harbinger.

Even if we were successful in receiving tenders that meet our minimum conditions, I want to emphasize again we will need the current Board to resign and appoint our directors in order to complete the tender and we do not know if they will do so unless a large number, perhaps virtually all shareholders tender. We believe that if we achieve a large participation by shareholders it will send a clear message to the existing board that they should allow the shareholders to have the tender closed.

Therefore, we encourage all shareholders to tender before the deadline. I lastly want to point out that just before this call began, we issued a press release whereby we extended the deadline by 3 days. The deadline is now Thursday, June 21st.

Now I will open the call to questions.

Operator	Thank you, sir. [Instructions provided to pose questions].

Amir Rozwadowski with Lehman Brothers. Please go ahead.

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A. Rozwadowski	Hey, folks, thanks a lot for hosting this call. One quick question for you, Mike. In terms of some of the common customers that you and Openwave may share in the carrier community, was wondering if you could share any insight you’ve had with conversations with those customers in response to the strategy of you folks and Harbinger with Openwave?

M. Mulica	Thanks for the question. First of all, I can’t talk about customers that haven’t announced with us so I’m a little bit constrained in that way. But what I can tell you is that with Openwave we did have an opportunity to demonstrate the combination technology at 3GSM in Barcelona. I believe even in my prepared remarks I talked a bit about the response.

We probably showed that technology to almost every major operator that you could think of and I’d say there was a unilateral response in that this combination of voice and data, PC and mobile phone in a client server architecture is exactly what the market’s looking for. That was at least very encouraging from my perspective and invisible from a public perspective.

A. Rozwadowski	Thank you very much.

Operator	The next question comes from the line of Scott Sutherland with Wedbush Morgan Securities. Please go ahead.

S. Sutherland	Great, thank you. Good afternoon, guys. Also thanks for having the call. The two questions I had. It looks like Openwave has adopted a lot of your recommendations to date. What recommendations have they not adopted so far that you guys would plan to implement immediately or soon thereafter if this tender offer were consummated?

H. Kagan	This is Howard Kagan at Harbinger. They have announced they’ve adopted some of our recommendations but it feels to us like it’s a little bit of a reluctant decision to adopt them and we’re very concerned about execution. We think, as I said at the end of the presentation, that it’s really time for a new team to lead the company to the next level and that Mike Mulica is the right team.

S. Sutherland	On the BridgePort acquisition, can you talk at all from a high level that you see from Openwave now whether it be accretive, dilutive, what kind of impact it would have any cash or cash needs in the near term or how soon you’d get the combined entity to a more profitable nature.

H. Kagan	Again this is Howard. The amount of dilution to existing stockholders, we lay that out in the part of the presentation where we show $45 million worth of Openwave stock at $8.30 a share which represents 4.9 million shares. So you can see that on that slide. I think it was slide 6, mechanics of the transaction.

In terms of actually trying to estimate when the company would turn either I guess net income positive, I think it’s a little premature for us to try to do this on this call. You have to remember we are still dealing with all public information.

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S. Sutherland	I guess my question was do you think there’d be much cash needs to bring the combined entity together or do you think it’ll be minimal or do you think it’d be cash positive coming out of the gate?

H. Kagan	There’s no cash need to bring the company together other than the funds Harbinger is putting up to close the tender.

S. Sutherland	Okay. My third and final question is I clearly see the messaging opportunities and I thought Openwave always had an opportunity to pursue in a better manner. Can you talk about other product categories Openwave has, some of the data infrastructure, the content delivery, the clients and the location services, any of those that you see as also core products to focus on?

H. Kagan	Mike, do you want to take that?

M. Mulica	Sure. Clearly the next generation proxy offers a great opportunity for extension. One of Openwave’s strong incumbencies is in their web gateway technology so our perspective is that the next generation proxy is a key area of growth to the company. Location and the client business have historically, particularly the client business, have historically represented an area of profit and an important strategic coupling from a client server perspective, and location at this point in time is just beginning to take off in operators around the world.

I think one of the key components of our vision for the future is simplifying the offer structure to operators so that we’re working with a targeted set of platforms that are easily described to fixed line and mobile and converged operators that the salesforce can wrap their arms around.

Probably the key element of David Hose’s work from a product strategy standpoint will be to define those go-to-market packages to make sure that we’re hitting the right growth segments with the right value proposition and that’ll be something that will come out of the rationalization process we have planned.

S. Sutherland	Okay, great. Thank you.

Operator	Our next question comes from the line of Shaul Eyal with CIBC World. Please go ahead.

S. Eyal	Thank you. Hi, good afternoon, gentlemen. Just a couple of quick questions from my end. Mike, Howard, when you’re talking about divestiture of some non-core assets, what do you see in mind? Do you MusiWave, so you see some of the other products? Obviously I’m not talking about a WAP gateway or the browser here. What do you have in mind?

H. Kagan	Again, I think it’s a little premature for us to give specifics on that because I think there’s a wide divergence of opinion, for instance even among research analysts about what those products might be. We’ve said in our proxy materials last year that there are some opportunities to do some divestitures so that we can refocus the business. One that does come to mind I know the company has mentioned that in some of the shareholders meetings over the

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last day or two is MusiWave. Beyond that, I think we’ll probably wait until we’re really inside with the real information.

S. Eyal	Thank you. Fair enough. Mike, a quick question for you. Obviously you’ve known Openwave for many, many years now. What’s your current thinking about ... obviously you knew the company since the day it was maybe a pure products company. A few years now have gone by. All of a sudden we’re seeing this mix of some projects, some system integration assignment. What’s your current thinking? Should Openwave remain a pure product company or maybe there’s an opportunity to take margins down but on the flip side maybe take revenues up.

M. Mulica	In terms of my perspective on current or past Openwave, my involvement here is really prospective. BridgePort comes into play as Harbinger’s tender offer is successful. Our plan for the future of the company is really a plan of targeting high growth markets to deliver a licensed software margin mix.

I think you’ll find us trying to create a business that has less moving parts than more moving parts and a business that tries to define markets that are growing at 20-30% annually and a business that can sustain 60% plus gross margins. That’s the model that we’re working against and it’s what I believe is possible given that the technology combination that we can bring to bear with the voice and data and messaging opportunity that the combined company can focus on.

S. Eyal	Fair enough. Just one quick final question. Howard, how did you guys come upon evaluating BridgePort at $45 million? What metrics did you guys use in reaching this valuation level?

H. Kagan	That’s a great question. We actually negotiated the price that we’re paying BridgePort shareholders at arm’s length negotiation where we were advised by Thomas Weisel and Partners. It is a relatively new company. One of the things we took into account was the amount invested in the company to date. Another thing we took into account is the potential for revenue in the near term with existing customer opportunities that BridgePort had and another thing we took into account was the value that we saw as shareholders of combining BridgePort with Openwave.

There was of course some art as well as science but the price we ended up negotiating was $45 million for the entire enterprise.

S. Eyal	Got it. Thank you very much for hosting the call.

Operator	Our next question comes from the line of Eric Appell with Appell Capital Management. Please go ahead.

E. Appell	Yes. Howard, this is a question for you. We’re constantly pushing on management teams not to make acquisitions and to just step back and become profitable with the existing resources, the existing product lines. Why not do what you’re going to do as far as the tender offer without BridgePort? Why is this the linchpin of success?

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H. Kagan	That’s a great question and I think it’s a fair assumption that BridgePort and Mike Mulica are not the only way to imagine a successful Openwave. What I think we’re saying is that from our position we think there needs to be change at Openwave. One of the things that needs to be changed is a refocusing of the product suite. Another thing that needs to be changed is they need new leadership.

We saw the ability to accomplish both of those through an integration with BridgePort. There’s a good question as to whether it’s particularly interesting to do with BridgePort because they already have products that’s integrated to some extent with Openwave’s products where they’re pitching customers together. But frankly the most compelling part of this was the market opportunity as I understood it described to me by Mike Mulica and the shareholders of BridgePort which I think you’re all hearing about on this call and I think it’s an exciting way to accelerate the turnaround of the company.

E. Appell	Okay, but from our standpoint, again as running hedge funds, working with activists funds, we’re constantly pushing on management not to do this kind of thing. It’s almost like paying $45 million for management talent. Why not offer the same program, the same tender without the BridgePort acquisition?

H. Kagan	I guess the real answer to that question is that we do believe the BridgePort technology and the management team together will make this acquisition accretive. It may in fact be the case that you could complete a tender like this without BridgePort and without this management team, but that’s not something we felt comfortable getting behind.

E. Appell	Okay. Fair enough. Thanks.

Operator	Our next question comes from the line of Tom Roderick with Thomas Weisel Partners. Please go ahead.

T. Roderick	Gentlemen, good afternoon and thank you. I was hoping you could shed just a little bit more detail into the magnitude of the BridgePort team. How many employees are we looking at here? Can you give a rough sense as to the magnitude of the revenue base and also a sense as to how the growth of that revenue base has been? That would be really helpful in understanding the execution as well as the team that’s coming over. Thanks.

H. Kagan	Mike, I’ll let you handle that.

M. Mulica	It’s a private company so in my prepared remarks I talked about the approximate size of the company. There’s 41 people, individuals in BridgePort, approximately 30 of which are engineers. It’s a product company that sells through channel partners. We have announced channel agreements with companies like Siemens/Nokia, VeriSign and others. It’s our point of view that we’ll be able to leverage those as channels for the combined company’s products.

From a revenue standpoint we don’t report revenue but as Howard said, for planning purposes, our view is that the transaction can be accretive in the next couple of quarters.

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T. Roderick	Okay, great. Howard, you discussed the concerns that the company has not given an update on neither the OPPS nor the ODP products. I was curious for your current stance on whether or not Harbinger and BridgePort are believers in those product strategies and will those be a core component of product development going forward?

H. Kagan	I think the answer to that question again, I’m going to caveat this by saying we don’t really presume to have answers to those kinds of questions until the new board or the new management team has had time to study the product suite and the pipeline from the inside. But from the outside as a shareholder, I currently don’t view OPPS, ODP as core. I just was remarking on what seemed to be an incredible turnaround by the company and the Board from as recently as the last analysts day on their commitment to that product and now they’re not even mentioning it.

T. Roderick	Fair enough. Thanks for the update. That’s great.

Operator	Our next question comes from the line of Katherine Egbert with Jefferies. Please go ahead.

K. Egbert	Hi. Good afternoon. I have a couple of simple questions. There’s been a recent turnover in the CEO at Openwave. I’m just wondering have you guys talked to the management team at Openwave and tried to negotiate this out of the public eye? Also, why are you only bidding for part of the company? Why not just buy the whole thing outright?

H. Kagan	Great. Let me answer those two questions, Mike. We have met with the management team at Openwave. In fact I met with them this morning because they’re out talking to stockholders. I think many stockholders met with them over the last day or two.

But the negotiations, so to speak, that we were attempting to have about whether we could buy the company really took place with the company’s Board and advisors and that process was led by the old CEO, David Peterschmidt. We actually attempted to break through the logjam on the whole issue of why we wanted to be able to talk to stockholders if our offer was rejected. Again, the company wanted to keep that a secret.

We tried to break through that discussion by asking to talk to Bernie Puckett, the Chair, and the advisors refused to let us talk to Mr. Puckett. At some point given the rapid deterioration in this business, we really felt we needed to move forward and get something going and we couldn’t continue to try to negotiate the confidentiality agreement.

As to why this tender is not for 100% of the company. In talking to our fellow shareholders we got the clear sense that at the valuation the company is currently trading at, shareholders really felt like they didn’t want to see a full sale, that that would not necessarily deliver the full value to them that they saw from Openwave and that they believed in. We intentionally designed this tender such that shareholders again with 100% tender which we hope will occur, that shareholders will retain a significant upside in the

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turnaround at Openwave and they won’t feel as if the whole company had been purchased for what they consider to be a low price given the future prospects.

K. Egbert	Okay, thanks.

Operator	The next question comes from the line of Ari Hirt with Lawrence Partners. Please go ahead.

A. Hirt	Yeah, thank you. Can you speak a little bit about the timing of your plan, I guess; i.e., when the divestiture would take place and then looking out when the exit would happen?

H. Kagan	Sure. In terms of the timing of the initial dividend, the existing Board took care of a lot of that for us already so $100 million is already being dividended out. I would expect that we would hope the new board would immediately evaluate whether there isn’t an additional $50 million that could be dividended out and that that might occur as early as the first Board meeting. We then would hope the Board would immediately embark upon this analysis we discussed of non-core businesses.

I guess I would ask Mike Mulica to talk a little bit about what he estimates the timing might be of completing some of those sales.

M. Mulica	Sure, Howard. It seems from my perspective one of the things that should have happened in the process and I guess it was discussed in the response to our tender offer or to Harbinger’s tender offer, was that there was a significant amount of interest in piece parts of Openwave. We’ve also or Harbinger has also had some direct inquiries around the piece parts of the business.

From my perspective, one of the businesses that we don’t think fits the model is MusiWave. Openwave management seems to have come to that same conclusion. It’s not clear to me what the other opportunities are right now and the reason I say that is that one of the things that we think is important going forward is that if we end up divesting of a technology, that within that divestiture we find a way to retain some of the strategic value associated with that technology. So is there a partnership that we can develop that allows us to maintain some of the linkages that created value back to the core.

As Howard talked about earlier, we really want to have a little bit more time to understand what the targets are in order to be able to structure the right type of transaction. I think that’ll probably take us somewhere between 1 to 2 quarters to reach some of those conclusions and structure some of those transactions.

H. Kagan	Let me answer the last part of your question where you asked about the timing for the exit. This is Howard Kagan. I don’t mean to use that word improperly. I know we used it at one point in the slides I’m noticing. We aren’t assuming that Openwave will be sold, for instance. What we really meant by that is that individual theoretical 100 share stockholder exiting by selling his stock because the stock will be still be publicly traded and frankly

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over time Harbinger and the shareholders of BridgePort who take Openwave stock in this transaction will eventually register their shares and start to sell some of their shares over time into the market. Of course not though in the early stages. The exit I think really here at least initially one would think that Openwave when it’s turned around should really remain we think a public company.

A. Hirt	I see. Last question is if you were to receive the 100% tender before you execute the BridgePort acquisition, would you first entertain and see ... explore your own opportunities to see what buyers would be out there for a sale? I guess the flip side to my question is do you believe in the nature of that it was a true process that Openwave conducted?

H. Kagan	I guess I believe that the company as it’s currently configured with the current management team was a very difficult thing for Merrill Lynch to try to sell. We don’t intent to put the whole company up for sale. That’s absolutely not what we think is the right answer for stockholders and we actually expect that it’s very, very likely that immediately after the tender closes, the new board will evaluate the merger agreement that we put together with BridgePort and the BridgePort transaction would close.

A. Hirt	Thank you very much.

Operator	Our next question comes from the line of Jeff Kvall with Lehman Brothers. Please go ahead.

J. Kvall	Yes. Thank you for taking the call. My question sticks with the theme of comparing your plan to the Openwave plan that they’ve been talking about. I’m wondering if you could talk a little bit about what your sense is at this early stage, whether their op ex reduction plan is sufficient for your view of the company. Thanks very much.

H. Kagan	Sure. Let me take a crack at that. I don’t think that their plan is at all consistent or compatible with the plan that we would hope our new board and Mike Mulica’s team would implement. We talked last year about what we thought the company should do with for instance their operating costs. I can’t be sure from the limited information I’ve received from current management that their current plan is going to involve cuts, for instance, in the right places or in places that make any sense. For instance, I’m a little upset that the company seems intent on executing a number of layoffs this month before the shareholders even have the ability to signal to the Board whether they’re going to tender into this offer.

We think the Board should allow the tender to play out and let shareholders decide if they’re tendering and if in fact as I hope, we get an overwhelming response from shareholders, we would hope that they would allow the new management team to make thoughtful decisions for the future under this management team of what those cuts should be.

J. Kvall	Do you have an opinion on the overall magnitude, Howard, of the changes?

H. Kagan	I would say about ... I think the best indication is to look back at what we had in our proxy from late last year and that number was about $50 million a quarter.

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J. Kvall	Okay. Great.

Operator	Our next question comes from the line of Scott Zeller with Needham. Please go ahead.

S. Zeller	Thanks. Again on the timing of the merger that’s been proposed with BridgePort, one of the things is this company seems to be in disarray and we’re looking for stabilization. How is it that the combination immediately off the bat with this transaction of the 2 companies will bring confidence to, for instance, the large carriers who are looking for things to settle down and stabilize? Thanks.

H. Kagan	Sure. I’m going to let Mike Mulica answer that question since he’s the one that’s going to be going to talking to the carriers.

M. Mulica	From a combination standpoint, the BridgePort assets are largely product assets and an engineering group of about 30 people. So from an integration perspective, much of the product alignment is in place and it should be fairly undisruptive to integrate that engineering group into Openwave.

From a leadership standpoint, my point of view is that from a background perspective I’m pretty well known in the operator community worldwide. I think they’ll see my arrival and the strategy that we talked about with you folks today as a clear and compelling focus area for their installed base positions that they have with Openwave and an obvious direction for growth.

I think they’ll see stabilization in the future as a result of how logical the approach is that we’ve discussed with you today. From a leadership perspective, making no comment whatsoever on the current leadership in Openwave, it’s my point of view that my leadership would be extremely well received both in the customer base as well as the employee base at Openwave.

Operator	Does that answer your question, sir?

S. Zeller	Yes. Thank you.

Operator	Thank you. Our final question comes from the line of Peter Jacobson with Kauffman Brothers. Please go ahead.

P. Jacobson	Thanks. Just a follow up relative to the leadership you’re bringing to the table, Mike. By itself managing a private company with some 41 employees going to a public company with approximately 1,500 employees by itself I think asks for a leap of faith. Can you give us a little more detail on your experience that’s cited in your bio that gives you the experience to handle that significant increase in responsibility?

M. Mulica	Sure. Happy to. From a senior management standpoint, I’ve held senior management positions at a number of different public companies but I’ll

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direct my comments specifically in the context of Openwave. I was the first VP of worldwide operations at Phone.com when the company was less than 100 people in size and had the opportunity and the pleasure of building that 100 person force to over 2,500 as an officer of Phone.com and then as an officer of Openwave for almost 5 years.

In many ways I feel uniquely capable of revitalizing the company given how intimately aware I am of those customers and those products and how the company has gotten from here to there.

My most recent history at BridgePort was really an opportunity for me to go off and build a technology that in many ways was purpose built to align back with what Openwave was doing from a development standpoint. That speaks to why we have combined intellectual property portfolios and how the relationship has evolved. I guess I’m not your typical start up CEO moving into a public company. I’m your typical public officer that’s taken a few years at developing a new, innovative technology at a start up.

H. Kagan	I’m actually very happy that question was asked because one of the things I want all the shareholders on this call to appreciate is this is really an opportunity over the next 2 weeks to decide whether you would like Mike Mulica to be the CEO of this company, whether you believe in Mike Mulica as the CEO of this company and of the combination with BridgePort or if instead you prefer the current team and the current path.

This is an opportunity over the next week or two to discuss that with Mike and with us. If you’re interested in speaking further about it, I encourage you to call our contact, John Dooley at Taylor Rafferty. He can set up a call or a meeting with either Harbinger or Mike Mulica and his team. John’s number is 212-889-4350.

I also again want to remind current employees of the invitation that was made on this call to visit tonight with Mike Mulica at the Soffitel Hotel in Redwood City. That’s tonight from 5:30 probably until about 7:30 p.m. local time. And you’ll hear more about this, what we think is a very exciting combination of Openwave and BridgePort.

I want to remind everybody again we did extend the tender date by just 2 or 3 days. It’s now June 21st which is a Thursday. Thank you all for your participation on this call and we thank you in advance for your participation in the tender. Thanks, operator.

Operator	Thank you, sir. Once again, ladies and gentlemen, that does conclude our conference for today. We thank you for your participation. You may now disconnect.

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